

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company
515 Eastern Avenue
Allegan, Michigan 49010

> **Re: Perrigo Company**
> **Form 10-K for the Fiscal Year Ended June 26, 2010**
> **Filed August 12, 2010**
> **File No. 000-19725**

Dear Ms. Brown:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief